Exhibit 99.2

Stock Symbol:	AEM (NYSE and TSX)	For further information:
Investor Relations
(416) 947-1212

Agnico-Eagle Announces Senior Management Change

Toronto; (June 26, 2012) — Agnico-Eagle Mines Limited (NYSE:AEM)(TSX:AEM) (“Agnico-Eagle” or the “Company”) announced today that Ammar Al-Joundi, Senior Vice-President, Finance and Chief Financial Officer, is leaving the Company, effective July 9, 2012, to assume a similar position with another resource company.

“We want to thank Ammar for his contributions, guidance and friendship during his time with Agnico-Eagle and we wish him success in his new position,” said Agnico-Eagle’s President and CEO Sean Boyd. “Agnico-Eagle will take the necessary time to identify the best possible candidate to fill this position.”

About Agnico-Eagle

Agnico-Eagle is a long established, Canadian headquartered, gold producer with operations located in Canada, Finland and Mexico, and exploration and/or development activities in Canada, Finland, Mexico and the United States.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales and maintains a corporate strategy based on increasing shareholders exposure to gold, on a per share basis.  It has declared a cash dividend for 30 consecutive years.  www.agnico-eagle.com